Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexGen Energy Ltd.

We consent to the use of:

•

our report dated March 3, 2026, on the consolidated financial statements of NexGen Energy Ltd. (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2025 and December 31, 2024, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated March 3, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025,

each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 3, 2026